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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

HARBIN ELECTRIC, INC.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

41145W109

(CUSIP Number)

Matthew B. Hinerfeld
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 41145W109	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Illinois

	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,475,638 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,718,138 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%(2)

14.	Type of Reporting Person (See Instructions) PN; HC
(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

CUSIP NO. 41145W109	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,475,638 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,718,138 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%(2)

14.	Type of Reporting Person (See Instructions) OO; HC
(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

CUSIP NO. 41145W109	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Investment Group (Hong Kong) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Hong Kong

	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,475,638 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,718,138 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%(2)

14.	Type of Reporting Person (See Instructions) CO
(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

CUSIP NO. 41145W109	Page 5 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,475,638 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,718,138 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%(2)

14.	Type of Reporting Person (See Instructions) IN; HC
(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

CUSIP NO. 41145W109	Page 6 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Wellington LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,475,638 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,718,138 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%(2)

14.	Type of Reporting Person (See Instructions) OO; HC
(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

CUSIP NO. 41145W109	Page 7 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Bermuda

	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,475,638 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,718,138 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%(2)

14.	Type of Reporting Person (See Instructions) CO; HC
(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

CUSIP NO. 41145W109	Page 8 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	X
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,475,638 shares(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,718,138 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 64.6%(2)

14.	Type of Reporting Person (See Instructions) CO
(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

CUSIP NO. 41145W109	Page 9 of 14 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.00001 (the “Common Stock”), of Harbin Electric, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, 150060, China.

Item 2.	Identity and Background

The persons filing this Schedule 13D are Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), Citadel Investment Group (Hong Kong) Limited, a Hong Kong company (“CIGHK”), Kenneth Griffin, a natural person (“Griffin”), Citadel Wellington LLC, a Delaware limited liability company (“CW”), Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”) and Citadel Equity Fund Ltd., a Cayman Islands company (“CEF,” and collectively, together with CLP, CIG, CIGHK, Griffin, CW and CKGSF, the “Reporting Persons”).

CLP provides investment advisory services to investment funds. CLP is the managing member of CW and the investment advisor for CKGSF and CEF and, in such capacities, makes all of the investment decisions for such entities.

CIG provides administrative and management services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Schedule A attached hereto.

CIGHK provides investment advisory services to CLP with respect to Hong Kong-based investment activities. CIG owns 100% of CIGHK. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIGHK is set forth on Schedule A attached hereto.

Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Griffin is a United States citizen.

CW and CKGSF each invest in investment funds for their own account. CW and CKGSF collectively own 100% of CEF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CKGSF is set forth on Schedule A attached hereto.

CEF purchases, holds and sells securities and other investment products. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Schedule A attached hereto.

For each of the Reporting Persons, the principal business address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in any criminal proceedings.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

CUSIP NO. 41145W109	Page 10 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons utilized available cash assets in the aggregate amount of $38,000,000 for the purchase of (i) $38.0 million of the principal amount of the Issuer’s Guaranteed Senior Secured Floating Rate Notes (“CEF Notes”) and (ii) fully detachable warrants to purchase an aggregate of 2,192,308 shares of Common Stock at an exercise price of $7.80 per share and 525,830 shares of Common Stock at an exercise price of $10.84 per share (“CEF Warrants”). The Reporting Persons will utilize available cash assets for the exercise of such warrants.

The 9,757,500 shares of Common Stock beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, were not purchased by the Reporting Persons, but are reported herein because the Reporting Persons may be deemed to share voting power over such shares pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the CEF Notes and CEF Warrants to purchase shares of Common Stock of the Issuer, and will acquire shares of Common Stock of the Issuer upon exercise of the CEF Warrants, for investment purposes.

The Issuer, Mr. Tianfu Yang and CEF entered into a voting agreement, dated August 30, 2006 (the “Voting Agreement”), pursuant to which the Reporting Persons are entitled to appoint up to two (2) individuals to serve on the Issuer’s board of directors (the “Board”) for so long as CEF holds any Notes (as hereinafter defined). The Reporting Persons may exercise this right by providing written notice to the Issuer that informs the Issuer of its election to be represented on the Board and states the names of the individuals to be nominated to the Board (the “CEF Nominees”). Pursuant to the Voting Agreement, Mr. Tianfu Yang agrees to vote, or cause to be voted, all shares of Common Stock owned by him, or over which he has voting control, (i) to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, the CEF Nominees are duly elected to the Board, (ii) to ensure that the size of the Board is sufficient to permit the appointment and/or election of the CEF Nominees to the Board, and (iii) to ensure that the total size of the Board does not exceed ten (10) members at any time. A copy of the Voting Agreement is attached as Exhibit 10 to this filing.

Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)
        Number of     Percentage
        Shares     of Shares
        12,475,638 shares(1)    64.6%(2)

(b)  Sole power to vote or direct the vote:   0

Shared power to vote or direct the vote:   12,475,638 shares(1)

Sole power to dispose or to direct the disposition:   0

Shared power to dispose or direct the disposition:   2,718,138 shares

CUSIP NO. 41145W109	Page 11 of 14 Pages

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

(1)
Includes 9,757,500 shares of the common stock of Issuer beneficially owned by Tianfu Yang, including 7,500 shares that Mr. Yang may acquire upon exercise of options within 60 days of the date hereof, over which the Reporting Persons may be deemed to have shared voting power pursuant to a Voting Agreement, dated as of August 30, 2006, among the Reporting Persons, the Issuer and Mr. Yang, under which Mr. Yang agrees to vote all shares of the common stock of the Issuer owned by him to ensure that nominees of the Reporting Persons are elected to the Board of Directors of Issuer. The Reporting Persons expressly disclaim beneficial ownership of the shares beneficially owned by Mr. Yang.

(2)	Based on 16,600,451 outstanding shares of the common stock of the Issuer, as set forth in the Purchase Agreement (as hereinafter defined).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in Item 4 are incorporated into this Item 6 by reference as if fully set forth herein.

On August 29, 2006, the Issuer, Advanced Electric Motors, Inc. (“Advanced Electric”), a wholly-owned subsidiary of the Issuer, CEF and Merrill Lynch International (“Merrill Lynch” and, together with CEF, the “Investors”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to an indicative financing term sheet dated as of August 2, 2006 (the “Term Sheet”) by and between the Issuer and the Investors. The Purchase Agreement relates to the purchase and sale of (a) $50.0 million aggregate principal amount of the Issuer’s Guaranteed Senior Secured Floating Rate Notes (collectively, the “Notes”) and (b) fully detachable warrants (the “Warrants”) to purchase an aggregate of 3,487,368 shares of Common Stock. Of the $50.0 million aggregate principal amount of the Notes, CEF subscribed to $38.0 million of the principal amount of the Notes, which have a maturity date that is six years from the date of issue (the “CEF Notes”). Pursuant to the Purchase Agreement, CEF also acquired Warrants to purchase an aggregate of 2,718,138 shares of Common Stock. The Warrants issued to CEF include (i) six-year warrants to purchase an aggregate of 2,192,308 shares of Common Stock, at an exercise price of $7.80 per share (the “First Tranche 2012 Warrants”) and (ii) six-year warrants to purchase an aggregate of 525,830 shares of Common Stock at an exercise price of $10.84 per share warrants (the “Second Tranche 2012 Warrants” and, collectively with the First Tranche 2012 Warrants, the “CEF Warrants”). Each Warrant is exercisable at the option of the Warrant holder beginning on the date of issuance through the maturity date of such Warrant. The offer and sale of the Notes and Warrants were made in an offshore transaction pursuant to Regulation S under the Securities Act of 1933, as amended. Additionally, pursuant to the Purchase Agreement, the Issuer has agreed, with the written consent of CEF, to appoint a senior financial officer on a full-time basis that shall be knowledgeable with respect to the capital markets in the United States and shall be proficient in the English language within 120 days of the closing date. The transaction closed on August 30, 2006.

The Notes are governed by an indenture, dated August 30, 2006 (the “Indenture”), entered into among the Issuer, Advanced Electric, as guarantor, and The Bank of New York, as trustee for the Notes. The terms of the Indenture prohibit the Issuer from, among other things, (i) incurring any debt except for Permitted Debt (as defined in the Indenture), (ii) making, directly or indirectly, any Restricted Payments (as defined in the Indenture), (iii) incurring any liens other than Permitted Liens (as defined in the Indenture), (iv) consummating any asset sale if the fair market value of all asset sales in the calendar year of such proposed asset sale would exceed $4.5 million (v) permitting any of the Issuer’s Subsidiaries (as defined in the Indenture) to, directly or indirectly, create or cause any restriction on the right of any Subsidiary to make certain distributions or transfers, (vi) disposing of the capital stock of any of Issuer’s Subsidiaries or permitting any of its Subsidiaries from issuing or selling or otherwise disposing of any shares of such Subsidiary’s capital stock, and (vii) entering into any transaction or series of transactions with, or for the benefit of, any affiliate of the Issuer unless such transaction meets certain conditions.

CUSIP NO. 41145W109	Page 12 of 14 Pages

As security for the Notes, the Issuer and The Bank of New York, as collateral agent, entered into a share pledge agreement, dated as of August 30, 2006 (the “Share Pledge Agreement”), to guarantee the Notes with the shares of common stock of Advanced Electric held by the Issuer as collateral.

The Warrants are governed by a warrant agreement, dated as of August 30, 2006 (the “Warrant Agreement”), between the Issuer and The Bank of New York, as warrant agent.

In connection with the issuance of the Warrants, the Issuer and the Investors have entered into an equity registration rights agreement, dated as of August 30, 2006 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to file a shelf registration statement covering the resale of the shares underlying the Warrants. Pursuant to the Registration Rights Agreement, if there is no effective registration statement for the shares underlying the Warrants by March 30, 2007, the Issuer must pay $250,000 in liquidated damages within 7 business days to the then current holders of the Warrants on a pro rata basis for each month during which the registration statement is not effective, subject to a cap of $2,000,000 (the “Liquidated Damages Cap”).

The Issuer and the Investors also entered into a letter agreement that serves as an addendum to the Registration Rights Agreement (the “Letter Agreement”), dated as of August 30, 2006. Pursuant to the Letter Agreement, the Company and the Investors agree that they will negotiate promptly and in good faith to agree upon a lower Liquidated Damages Cap that would not result in the Warrants being classified as a liability under EITF 00-19 (“Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”) or any related accounting pronouncement.

The Voting Agreement, dated as of August 30, 2006, by and among the Issuer, Tianfu Yang and CEF (the “Voting Agreement”), provides that the Reporting Persons are entitled to appoint up to two (2) individuals to serve on the Issuer’s Board for so long as CEF holds any Notes. The Reporting Persons may exercise this right by providing written notice to the Issuer that informs the Issuer of its election to be represented on the Board and states the names of the individuals to be nominated to the Board (the “CEF Nominees”). Pursuant to the Voting Agreement, Mr. Yang agrees to vote, or cause to be voted, all shares of Common Stock owned by him, or over which he has voting control, (i) to ensure that at each annual or special meeting of shareholders at which an election of directors is held or pursuant to any written consent of the shareholders, the CEF Nominees are duly elected to the Board, (ii) to ensure that the size of the Board is sufficient to permit the appointment and/or election of the CEF Nominees to the Board, and (iii) to ensure that the total size of the Board does not exceed ten (10) members at any time.

The Investors and Mr. Yang also entered into a noncompetition covenant and agreement, dated August 30, 2006, relating to Mr. Yang’s employment as the Issuer’s Chief Executive Officer and his ability to engage in a business that is competitive with the Issuer’s business for so long as any of the Notes remain outstanding.

The foregoing summaries of the terms of the Purchase Agreement, the CEF Notes, the CEF Warrants, the Indenture, the Share Pledge Agreement, the Warrant Agreement, the Registration Rights Agreement, the Letter Agreement and the Voting Agreement are qualified by reference to the full text of each of the Purchase Agreement, the CEF Notes, the CEF Warrants, the Indenture, the Share Pledge Agreement, the Warrant Agreement, the Registration Rights Agreement, the Letter Agreement and the Voting Agreement, each of which is incorporated by reference in Item 7 below.

Other than as described above and elsewhere in this filing, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock that are required to be described hereunder.

CUSIP NO. 41145W109	Page 13 of 14 Pages

Item 7.	Material to Be Filed as Exhibits

1.
Purchase Agreement among the Issuer, Advanced Electric and the Investors dated August 29, 2006 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 1, 2006)

2.	CEF Global Note

3.	Global First Tranche 2012 Warrant

4.	Global Second Tranche 2012 Warrant

5.
Indenture among the Issuer, Advanced Electric and The Bank of New York, as trustee, dated August 30, 2006 (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 1, 2006)

6.
Share Pledge Agreement between the Issuer and The Bank of New York, as collateral agent, dated August 30, 2006 (incorporated by reference to Exhibit 4.5 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 1, 2006)

7.
Warrant Agreement between the Issuer and The Bank of New York, as warrant agent, dated August 30, 2006 (incorporated by reference to Exhibit 4.6 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 1, 2006)

8.
Registration Rights Agreement between the Issuer and the Investors, dated August 30, 2006 (incorporated by reference to Exhibit 4.4 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 1, 2006)

9.	Letter Agreement between the Issuer and the Investors, dated August 30, 2006.

10.
Voting Agreement among the Issuer, Tianfu Yang and CEF, dated August 30, 2006 (incorporated by reference to Exhibit 4.8 to the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on September 1, 2006)

CUSIP NO. 41145W109	Page 14 of 14 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of September, 2006

KENNETH GRIFFIN

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and General Counsel

CITADEL LIMITED PARTNERSHIP

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and General Counsel

CITADEL INVESTMENT GROUP (HONG KONG) LIMITED

By: Citadel Investment Group, L.L.C.,
its Sole Shareholder

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and General Counsel

CITADEL KENSINGTON GLOBAL
STRATEGIES FUND LTD.

By: Citadel Limited Partnership,
its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and General Counsel

CITADEL EQUITY FUND LTD.

By: Citadel Limited Partnership,
its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and General Counsel

CITADEL WELLINGTON LLC

By: Citadel Limited Partnership,
its Managing Member

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and General Counsel

* Mathew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

SCHEDULE A

Directors And Executive Officers Of Citadel Investment Group, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of the sole executive officer of Citadel Investment Group, L.L.C. (“CIG”) is set forth below. The business address of such officer is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. CIG has no directors.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer of CIG	United States

Directors And Executive Officers Of Citadel Kensington Global Strategies Fund Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Kensington Global Strategies Fund Ltd. (“CKGSF”) are set forth below.

Name and Citizenship	Title at CKGSF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Tonesan Amissah	Director	Partner
United Kingdom		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)

Clarendon Hugh (“Hal”) Masters	Director, Chairman and President	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda

Austin John O’Connor	Director, Vice Chairman and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Directors And Executive Officers Of Citadel Equity Fund Ltd.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Equity Fund Ltd. (“CEF”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481

Adam C. Cooper United States	Director and Assistant Secretary	Senior Managing Director and General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Robin Bedford United Kingdom	Director, President and Secretary	President Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)

Directors And Executive Officers Of Citadel Investment Group (Hong Kong) Limited

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Investment Group (Hong Kong) Limited (“CIGHK”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Gerald A. Beeson United States	Director	Chief Financial Officer Citadel Investment Group, L.L.C. 135 South Dearborn Chicago, IL 60603

Adam C. Cooper United States	Director	Senior Managing Director and General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

Tim Throsby Australia	Director
President of Citadel Investment Group (Asia) Ltd. and President of Citadel Investment Group (Hong Kong) Limited

Citadel Investment Group (Hong Kong) Limited
Chater House Suites 1801-10
18th Floor
8 Connaught Road
Central, Hong Kong

Linklaters Company Secretarial Services Limited Hong Kong	Secretary	Law Firm 10th Floor, Alexandra House 18 Chater Road Hong Kong China